1550 – 1185 West Georgia Street,
Vancouver, BC, V6E 4E6
Tel: 604-684-9384	Fax: 604-688-4670
www.quaterraresources.com

Consolidated Audited Financial Statements

December 31, 2006 and 2005

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Quaterra Resources Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial information contained elsewhere in this report has been reviewed to ensure consistency with the financial statements.

Management maintains systems of internal control designed to provide reasonable assurance that the assets are safeguarded. All transactions are authorized and duly recorded, and financial records are properly maintained to facilitate financial statements in a timely manner. The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors has reviewed the financial statements with management and the external auditors. Smythe Ratcliffe LLP, an independent firm of chartered accountants, appointed as external auditors by the shareholders, have audited the consolidated financial statements and their report is included herein.

/s/ Thomas C. Patton	/s/ Scott Hean
Thomas C. Patton	Scott Hean
President and Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
March 12, 2007

Smythe Ratcliffe LLP

7th Floor, Marine Building

355 Burrard Street

Vancouver, BC V6C 2G8

     fax: 604.688.4675

telephone: 604.687.1231

Auditor’s Report

To the Shareholders of Quaterra Resources Inc.

We have audited the consolidated balance sheets of Quaterra Resources Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, British Columbia
March 12, 2007

Quaterra Resource Inc.
Consolidated Balance Sheets as at December 31, 2006 and 2005 (Canadian Dollars)

			2006	2005

Assets
Current
Cash and cash equivalents			$9,112,732	$1,786,298
Receivables			56,592	62,206
Prepaid and deposits			70,486	-
Amount due from Joint Venture Partner	Note 5	(a)	113,430	177,799

			9,353,240	2,026,303

Equipment	Note 4		51,574	33,600
Mineral properties	Note 5		7,855,832	3,756,883
Reclamation bonds			79,898	39,061

			$17,340,544	$5,855,847

Liabilities
Current
Accounts payable and accrued liabilities			$251,311	$315,428
Due to related parties	Note 6		26,216	13,010

			277,527	328,438

Shareholders' Equity
Share capital	Note 7	(b)	27,861,058	15,172,975
Subscriptions receivable			(17,500)	-
Contributed surplus	Note 7	(b)	3,709,557	1,013,998
Deficit			(14,490,098)	(10,659,564)

			17,063,017	5,527,409

			$17,340,544	$5,855,847

Nature of Operations (Note 1)
Subsequent events (Note 11)

Approved on behalf of the Board of Directors:

/s/ Thomas Patton	/s/ Robert Gayton
Thomas Patton	Robert Gayton

See notes to consolidated financial statements

Quaterra Resource Inc.
Consolidated Statements of Operations and Deficit for the years ended December 31, 2006 and 2005 (Canadian Dollars)

			2006	2005

Expenses
Administration			$60,000	$60,000
Amortization			9,991	-
Consulting	Note 7	(g)	1,581,859	111,586
Directors' and officers' fees	Note 7	(g)	755,322	199,555
Investor relations			144,858	71,630
Office and general			161,940	62,159
Professional fees			139,712	89,863
Regulatory fees and taxes			16,723	19,490
Shareholders' communications			15,522	20,931
Transfer agent			15,567	10,014
Travel and promotion			71,679	14,850
Wages and benefits	Note 7	(g)	880,247	68,269
Less cost recovery			(42,975)	-

			3,810,445	728,347

Other Items
Interest income			(85,988)	(36,135)
Foreign exchange (gain) loss			(79,449)	125,907
General exploration			225,855	2,441
Option payment received	Note 5	(g)	-	(35,000)
Write off of reclamation deposit			-	2,500
Expense recovery			(40,329)	-

			20,089	59,713

Net Loss for Year			3,830,534	788,060
Deficit, Beginning of Year			10,659,564	9,871,504

Deficit, End of Year			$14,490,098	$10,659,564

Loss per share - basic and diluted			$0.05	$0.01
Weighted average number of common shares outstanding			69,964,072	60,318,200

See notes to consolidated financial statements

Quaterra Resource Inc.
Consolidated Statements of Cash Flows for the years ended December 31, 2006 and 2005.
(Canadian Dollars)

Cash provided by (used for):			2006	2005

Operating Activities
Net loss for the year			$(3,830,534)	$(788,060)
Items not involving cash:
Amortization			9,991	-
Stock-based compensation	Note 7	(g)	3,045,004	330,842
Write off of reclamation bond			-	2,500
Operating Cash Flow			(775,539)	(454,718)
Changes in Non-Cash Working Capital
Accounts receivables			5,614	-
Prepaid and deposits			(70,486)	(54,310)
Accounts payable and accrued liabilities			(219,639)	99,775
Due to related parties			13,206	(5,925)
			(271,305)	39,540
Cash Used in Operating Activities			(1,046,844)	(415,178)
Investing Activities
Expenditures on mineral properties			(3,335,212)	(1,695,212)
Due from Joint Venture partner	Note 5	(a)	64,369	(177,799)
Purchase of equipment			(30,180)	-
Purchase of reclamation bonds			(40,837)	(24,317)
Cash Used in Investing Activities			(3,341,860)	(1,897,328)
Financing Activity
Proceeds from issuance of shares, net of share issue costs			11,715,138	2,416,145
Increase in Cash During the Year			7,326,434	103,639
Cash, Beginning of Year			1,786,298	1,682,659
Cash,End of Year			$9,112,732	$1,786,298
Supplemental cash flow information (Note 10)

See notes to consolidated financial statements

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005 (Canadian Dollars)

1.	Nature of Operations

Quaterra Resources Inc. (the “Company”) is an exploration stage enterprise incorporated under the laws of British Columbia. The Company and its subsidiaries are engaged in the acquisition, exploration and development of precious metal properties and does not have any mineral properties in production. The Company has not determined whether these mineral properties contain ore reserves that are economically recoverable. The ability of the Company to meet its commitments as they become due, including completion of the acquisition, exploration and development of its mineral properties, is dependent on the Company’s ability to obtain the necessary financing.

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation and Consolidation

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiaries:

(i)	Minera Agua Tierra S.A. de C.V., incorporated in Mexico;
(ii)	Quaterra Alaska, Inc., incorporated in Alaska, USA;
(iii)	Quaterra International Limited, incorporated in the British Virgin Islands;
(iv)	QTA International Nieves Limited, incorporated in the British Virgin Islands; and
(v)	Minera Nieves S.A. de C.V., incorporated in Mexico.

All intercompany accounts and transactions were eliminated upon consolidation.

(b)	Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized until such time as these mineral properties are placed into commercial production, sold or abandoned. If commercial production is achieved from a mineral property, the related capitalized costs will be amortized prospectively on a unit-of-production basis over the estimated life of the ore reserves. If a mineral property is abandoned, the related capitalized costs are written down and expensed. From time to time, the Company may acquire or dispose of all or part of its mineral property interests under the terms of property option agreements. As such options are exercisable entirely at the discretion of the optionee, option payments are recorded as property costs or recoveries when paid or received.

Quaterra Resources Inc.
Notes to the consolidated financial statements
Years ended December 31, 2006 and 2005

2.	Summary of Significant Accounting Policies, continued

(b)	Mineral Properties, continued

The recoverability of amounts shown for mineral properties is dependent upon the Company’s ability to:

(i)	Obtain the necessary financing to complete the acquisition, exploration and development of its mineral properties.
(ii)	Enter into mineral property acquisition, joint venture or option agreements with other entities.
(iii)	Discover economically recoverable reserves within its mineral properties.
(iv)	Obtain future profitable production from its mineral properties or sufficient proceeds from the disposition thereof.

On an ongoing basis, the Company evaluates each mineral property for potential impairment based on results obtained to date to determine the nature of exploration, other assessment and development work, if any, that is warranted in the future and the potential for recovery of the capitalized costs. If there is little prospect of future work on a property being carried out within a three-year period from completion of previous activities, the deferred costs related to that property are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required. The amounts capitalized for mineral properties represent costs incurred to date less write-downs, and are not intended to reflect present or future values.

(c)	Cash and Cash Equivalents

Cash and cash equivalents include highly-liquid investments that are readily convertible to cash and generally have maturities of three months or less from the date acquired.

(d)	Foreign Currency

The consolidated financial statements are presented in Canadian dollars. Accounts of the Company’s foreign operations have been translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities, at year-end rates.
(ii)	All other assets and liabilities, at historical rates.
(iii)	Revenue and expense items, at the average rates of exchange each quarter.

The effects of translation are credited or charged to the statement of operations as foreign exchange gain or loss.

Quaterra Resources Inc.
Notes to the consolidated financial statements
Years ended December 31, 2006 and 2005

2.	Summary of Significant Accounting Policies, continued

(e)	Equipment

Equipment is carried at cost less accumulated amortization. Amortization is calculated over the estimated useful life of the assets using the declining-balance method at an annual rate of 30% for vehicles and equipment, 45% for computers and 75% for software. One-half of the annual rate is used in the year of acquisition.

(f)	Asset Retirement Obligations

The Company recognizes an estimate of the liability associated with an asset retirement obligation (“ARO”) at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

(g)	Share Capital

The proceeds from the exercise of stock options and share purchase warrants are recorded as share capital. Common shares issued for non-monetary consideration are recorded at an amount based on fair market value at the time of issuance reduced by estimated transaction costs, if any.

(h)	Stock-Based Compensation

The Company accounts for stock-based compensation expense using the fair value method with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this standard stock-based payments are recorded as an expense in the period the stock-based payments are vested or the awards or rights are granted, and a corresponding increase in contributed surplus. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to share capital.

Quaterra Resources Inc.
Notes to the consolidated financial statements
Years ended December 31, 2006 and 2005

2.	Summary of Significant Accounting Policies, continued

(i)	Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(j)	Loss per Share

Loss per share computations are based on the weighted average number of common shares outstanding during the year. Diluted loss per share has not been presented separately, as the effects of outstanding options and warrants is anti-dilutive.

(k)	Use of Estimates and Measurement Uncertainty

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts and disclosure of assets, liabilities, expenses, other income, and contingent assets and liabilities. Significant areas requiring the use of management estimates relate to amortization of equipment, the determination of the recoverability of mineral property costs, the valuation allowance of future tax assets and the assumptions used in the calculation of stock-based compensation. Management believes the estimates are reasonable, however, actual results could differ from those estimates and would impact on future results of operations and asset flows.

(l)	Revenue Recognition

Interest income is recorded on an accrual basis at the stated rate of interest of the term deposit over the term to maturity.

3.	Financial Instruments

(a)	Fair Value

The carrying values of cash and cash equivalents, receivables, amounts due from joint venture partner, accounts payable and accrued liabilities, and due to related parties approximate their fair values because of the short-term maturity of these financial instruments.

Quaterra Resources Inc.
Notes to the consolidated financial statements
Years ended December 31, 2006 and 2005

3.	Financial Instruments, continued

(b)	Interest Rate Risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

(c)	Credit Risk

The Company is exposed to credit risk with respect to managing its cash position. This risk, from deposit granting institutions and/or commercial paper issuers, is mitigated by risk management policies, which requires the deposits or short-term investments be invested with Canadian chartered banks rated BBB or better or commercial paper issuers R1/A2/P2 or higher. All investments must be less than one year in duration.

(d)	Currency Risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received by the Company are denominated in currencies other than the Canadian dollar (primarily US dollars and Mexican peso). The Company does not manage the currency risks through hedging or other currency management tools.

4.	Equipment

Equipment is carried at cost less accumulated amortization. Details of equipment are as follows:

		2006		2005
	Costs	Accumulated	Net Book	Net Book
		Amortization	Value	Value

Vehicles	$38,208	$(9,130)	$29,078	$22,734
Equipment	23,517	(22,283)	1,234	8,222
Computer	3,942	(2,099)	1,843	2,644
Software	23,900	(4,481)	19,419	-

	$89,567	$(37,993)	$51,574	$33,600

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005

5. Mineral Properties

The Company has interests in several mineral properties in Mexico, Alaska, Nevada, Arizona, Utah and Wyoming. The total capitalized deferred exploration and acquisition costs as at December 31, 2006 were as follows:

Mineral Properties	Nieves	Los	Duke	Big	Arizona	MacArthur	Other	Total
		Crestones	Island	Bar	Uranium		(1)

Acquisition
Balance, December 31, 2005	$1,176,381	$59,303	$94,205	$16,714	$159,171	$30,484	$10,977	$1,547,235
Additions during the year	68,083	12,393	18,080	1,747	865,937	139,840	544,271	1,650,351

Balance, December 31, 2006	1,244,464	71,696	112,285	18,461	1,025,108	170,324	555,248	3,197,586

Exploration
Balance, December 31, 2005	464,034	20,113	1,599,029	22,652	103,820	-	-	2,209,648

Advances to contractors	(1,289)	4,103	-	-	66,344	-	-	69,158
Air support	-	-	-	111,795	4,664	-	-	116,459
Amortization	2,215	-	-	-	-	-	-	2,215
Assays and surveys	7,994	13,959	-	9,636	17,611	-	8,927	58,127
Camp costs	4,201	17,811	34	47,567	25,160	-	620	95,393
Drilling services	135,855	144,665	-	155,807	277,846	-	-	714,173
Equipment rental	165	12,065	561	15,453	3,085	6,732	-	38,061
Exploration support	3,297	6,289	1,819	30,919	24,851	441	6,466	74,082
Field supplies and wages	18,613	128,929	8,812	107,493	13,135	18,833	1,007	296,822
Geological services	14,746	40,434	10,721	141,430	333,861	19,776	19,197	580,165
Project management	1,945	46,442	4,571	19,227	178,824	29,093	-	280,102
Travel and related costs	2,360	9,762	-	16,789	27,414	5,142	5,076	66,543
Vehicle expenses	2,155	18,018	4	33,345	2,634	574	568	57,298

Net additions during the year	192,257	442,477	26,522	689,461	975,429	80,591	41,861	2,448,598

Balance, December 31, 2006	656,291	462,590	1,625,551	712,113	1,079,249	80,591	41,861	4,658,246

Total acquisition and exploration at December 31, 2006	$1,900,755	$534,286	$1,737,836	$730,574	$2,104,357	$250,915	$597,109	$7,855,832

(1)	Other properties include Utah Uranium, Wyoming Uranium, Grays Hills, Las Americas, Mirasol, Jaboncillos, Tortilla, SW Tinti Utah and Carbon County.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005

5. Mineral Properties, continued

The total capitalized deferred exploration and acquisition costs as at December 31, 2005 were as follows:

Mineral Properties	Nieves	Los	Duke	Big	Arizona	MacArthur	Other	Total
		Crestones	Island	Bar	Uranium		(1)

Acquisition
Balance, December 31, 2004	$1,033,583	$21,562	$94,205	$14,913	$-	$-	$-	$1,164,263
Additions during the year	142,798	37,741	-	1,801	159,171	30,484	10,977	382,972

Balance, December 31, 2005	1,176,381	59,303	94,205	16,714	159,171	30,484	10,977	1,547,235

Exploration
Balance, December 31, 2004	(202,215)	6,280	985,669	18,950	-	-	-	808,684

Advances to contractor	1,597	-	-	-	-	-	-	1,597
Amortization	10,016	-	-	-	-	-	-	10,016
Assays and surveys	322	243	7,930	-	-	-	-	8,495
Camp costs	7,112	-	-	-	-	-	-	7,112
Drilling services	438,011	-	458,107	-	-	-	-	896,118
Equipment rental	3,720	-	-	-	-	-	-	3,720
Exploration support	38,335	3,393	3,868	3,323	-	-	-	48,919
Field supplies and wages	67,582	-	8,238	-	3,519	-	-	79,339
Geological services	(18)	-	106,763	332	69,006	-	-	176,083
Project management	79,877	8,816	11,504	-	-	-	-	100,197
Travel and related costs	9,186	1,016	16,950	47	31,295	-	-	58,494
Vehicle expenses	10,509	365	-	-	-	-	-	10,874

Net additions during the year	666,249	13,833	613,360	3,702	103,820	-	-	1,400,964

Balance, December 31, 2005	464,034	20,113	1,599,029	22,652	103,820	-	-	2,209,648

Total acquisition and exploration
at December 31, 2005	$1,640,415	$79,416	$1,693,234	$39,366	$262,991	$30,484 $	10,977	$3,756,883

(1) Other is Utah Uranium.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005

5.	Mineral Properties, continued

(a) Nieves Concessions, Mexico

The Company holds a 50% interest in 15 mineral concessions located in northern Zacatecas, Mexico, (the Nieves Concessions) and two inlaying fractions within the Nieves Concessions (Delores and Nazarene), collectively called Nieves.

The Company acquired an option on the property pursuant to an Assignment made March 26, 1999 of the Underlying Agreement by Western Silver Corporation (“Western”), a company with common directors and officers, to the Company.

To acquire its interest, the Company issued 1,444,460 common shares to Western valued at $288,892, issued 360,000 common shares to the concessionaires valued at $72,000 and in accordance with the terms of the Underlying Agreement made scheduled option payments to the concession holders, totalling US $70,000 over three years. In addition, to acquire the interest in the claim fractions the Company paid US $40,000 to the concessionaires. Commencing January 26, 2004, an annual advance minimum royalty payment (“AMR”) of US $75,000 is due to the concession holders until the commencement of commercial production.

The Nieves concessions are subject to a maximum 3% net smelter return royalty (“NSR”) to the original concession holders, which the Company may purchase at any time for US $2 million. In addition, Kennecott Exploration Company, the optionor in the initial Underlying Agreement, retains NSR royalties of 2% on certain core claims and 1% on certain peripheral claims.

Funds in the amount of US $1,500,000 (C $1,904,550) were advanced to the Company pursuant to the terms of an agreement made April 10, 2003 with Blackberry Ventures I, LLC (“Blackberry”), a US-based investment partnership, whereby Blackberry could earn a 50% interest in the Nieves silver property in Mexico or the Duke Island property in Alaska by providing advance funding to the Company to fund exploration expenditures.

The agreement with Blackberry stipulated that once all monies received from the advances had been incurred on exploration expenditures, Blackberry effectively exercised its option and earned a 50% interest in the Nieves property. In August 2005, the parties formed a joint venture to proceed with exploration on the property. As at December 31, 2006, Blackberry owed the Company $113,430 (2005: $177,799) for its share of joint venture exploration expenditures that have been made on the property.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005

5.	Mineral Properties, continued

(b) Los Crestones Property, Mexico

The Company holds a 100% interest in a mineral concession located in northern Durango, Mexico. In April 2004, the Company issued 25,000 common shares valued at $15,000, to an individual as a finder’s fee for his role in the identification and acquisition of the property.

(c) Duke Island Property, Alaska

The Company has a 100% interest in 140 mining claims in Alaska (129 federal claims and 11 state claims) on Duke Island, which is near Ketchikan.

(d) Big Bar Property, Alaska

The Company has a 100% interest in Big Bar project, which consists of seven state mining claims on the Seward Peninsula, approximately 45 kilometers (110 miles) northeast of Nome, Alaska.

(e) Uranium Properties, Arizona, Utah and Wyoming

In an agreement made effective June 22, 2005 with North Exploration LLC, a Nevada limited partnership, the Company acquired an option to purchase mining claims situated in Arizona, Utah and Wyoming. To exercise the option, the Company is required to make staged payments totalling US $500,000 over five years and to issue 600,000 common shares over three years, as follows: TSX regulatory approval for this agreement was received on September 6, 2005.

(i)	US $15,000 and issue 200,000 common shares on or before September 6, 2005 (Paid and issued).
(ii)	US $25,000 and issue 200,000 common shares on or before September 6, 2006 (Paid and issued).
(iii)	US $50,000 and issue 200,000 common shares on or before September 6, 2007.
(iv)	US $75,000 on or before September 6, 2008.
(v)	US $135,000 on or before September 6, 2009.
(vi)	US $200,000 on or before September 6, 2010.

If the Company meets the above terms and conditions and elects to exercise the option, then the property may be purchased with a further payment of US $100. The agreement is subject to a 2% NSR payable upon commencement of commercial production, which the Company may reduce to 1% by purchase for US $1 million.

In an agreement made effective August 10, 2006 with Nu Star Exploration LLC, the Company acquired 18 claims in the Arizona Uranium project area.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005

5.	Mineral Properties, continued

(e)	Uranium Properties, Arizona, Utah and Wyoming, continued

Pursuant to this agreement the Company’s commitments would be as follows:

(i)	An initial payment of US $20,000 (Paid).
(ii)	US $30,000 on or before August 10, 2007.
(iii)	US $40,000 on or before August 10, 2008.
(iv)	US $100,000 on or before August 10, 2009.

This property is subject to a 4% royalty of which a 2% royalty can be bought back for $500,000.

Deferred costs on the Uranium Utah property are included in other properties in the deferred exploration tables above. The Company incurred $90,562 (2005: $10,977) in acquisition costs and $610 (2005: $Nil) in exploration expenses for a total of $91,172 (2005: $10,977).

Deferred costs on the Uranium Wyoming property are included in other properties in the deferred exploration table for the year ended December 31, 2006. The Company incurred $9,768 (2005: $Nil) in acquisition costs.

(f)	MacArthur Claim

Pursuant to an agreement made October 2005 with North Exploration LLC, the Company acquired the right to earn an interest in 66 unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington district of Lyon County, Nevada. To earn a 100% interest, subject to a 2% NSR, the Company is required to make staged payments totaling US $1,785,000 by January 15, 2008 as follows:

Option 1

(i)	US $10,000 upon execution (Paid).
(ii)	US $25,000 on or before January 15, 2006 (Paid).
(iii)	US $75,000 on or before January 15, 2007 (Paid).
(iv)	US $1,675,000 on or before January 15, 2008.

Alternatively, since the Company has met its obligation of US $100,000 in stage payments by January 15, 2007, and if the Company incurs US $500,000 in exploration expenditures by January 15, 2008, then the Company may elect to acquire the property by making additional payments totaling US $2,645,000 as follows:

Option 2

(i)	US $100,000 on or before January 15, 2008.
(ii)	US $125,000 on or before January 15, 2009.
(iii)	US $2,420,000 on or before January 15, 2010.

The property is subject to a 2% NSR, 1% of which the Company may purchase for US $1 million.

Under an amendment dated January 17, 2007 to the original agreement made October 2005 between the Company and North Exploration LLC a sum of US $350,000 will be deducted from either of the final payments made under option one (US $1,675,000) or two (US $2,420,000) see Note 11 (d)

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005

5.	Mineral Properties, continued

(g)	Other Properties

Other properties include Grays Hills, Las Americas, Mirasol, Jaboncillos, Tortilla, SW Tinti Utah and Carbon County properties as well as Utah Uranium and Wyoming Uranium previously mentioned in Note 5 (e).

Pursuant to an agreement made December 2006 with Tom Turner, the Company acquired a 100% interest in three mineral concessions (Jaboncillos, Mirasol and Las Americas) located in Mexico for consideration of 200,000 shares with a deemed value of $1.53 per share for a total of $306,000 (Note 7 (d)).

Other Mineral Properties	Utah	Wyoming	SW Tinti	Grays	Las	Mirasol	Jaboncillos	Tortilla	Carbon	Total Other
	Uranium	Uranium	Utah	Hills	Americas			Peg Leg	County	properties
	$	$	$	$	$	$	$	$	$	$

Acquisition
Balance, December 31, 2005	10,977	-	-	-	-	-	-	-	-	10,977
Additions during the year	79,585	9,768	33,209	25,032	118,094	112,688	107,098	57,089	1,708	544,271

Balance, December 31, 2006	90,562	9,768	33,209	25,032	118,094	112,688	107,098	57,089	1,708	555,248

Exploration
Balance, December 31, 2005	-	-	-	-	-	-	-	-	-	-

Assasys and surveys	-	-	-	1,833	3,409	1,519	2,070	96	-	8,927
Camp costs	-	-	-	620	-	-	-	-	-	620
Exploration and other	610	-	456	-	17	11	20	4,555	797	6,466
Field supplies and wages	-	-	-	48	220	198	541	-	-	1,007
Geological services	-	-	-	14,051	411	262	9	4,464	-	19,197
Travel and related costs	-	-	-	1,052	1,549	1,224	1,251	-	-	5,076
Vehicle expenses	-	-	-	568	-	-	-	-	-	568

Net additions during the year	610	-	456	18,172	5,606	3,214	3,891	9,115	797	41,861

Balance, December 31, 2006	610	-	456	18,172	5,606	3,214	3,891	9,115	797	41,861

Total acquisition and exploration	91,172	9,768	33,665	43,204	123,700	115,902	110,989	66,204	2,505	597,109

In the year ended December 31, 2005, the Company received option payments totaling $35,000 from two parties for properties known as the “Arc and Brown Claims” (5 claims) held by the Company in the Skeena Mining District of British Columbia. Since no acquisition or exploration costs relating to these claims remain deferred as part of mineral property expenditures, these payments were disclosed as a recovery of operating costs. See Note 11 (f)

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005

5.	Mineral Properties, continued

(h) Title to Mineral Properties

Title to mineral properties may be affected by unregistered prior agreements or transfers, as well as undetected defects. Although the Company has verified title to its mineral properties in accordance with standard industry practices applicable for the current stage of exploration, these procedures do not guarantee the Company’s interests in its mineral properties.

(i) Environmental Expenditures

The operations of the Company may, in the future, be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

6.	Related Party Transactions

As at December 31, 2006, $26,216 (2005: $13,010) was due to directors or senior officers of the Company or to companies controlled by them, for various services rendered.

The following table summarizes the Company’s related party transactions for the years ended December 31, 2006 and 2005.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005

6.	Related Party Transactions, continued

		2006	2005

Services
Administration fee		$60,000	$60,000
Consulting		$87,029	$48,568
Directors' and officers' fees		$5,625	$-
Investor relations		$36,943	$36,167
Professional fees
Accounting		$35,391	$36,263
Legal fees		$16,267	$19,286
Share issue costs	(1)	$27,698	$-
Wages and benefits		$49,746	$-
Cost recovery
Equipment		$1,690	$-
General exploration		$6,412	$1,420
Office and administration		$108,691	$58,674
Regulatory		$3,510	$3,144
Shareholders' communications		$547	$-
Travel and promotions		$22,226	$13,660
Mineral properties
Big Bar	(2)	$14,603	$-
Arizona Uranium	(2)	$82,758	$16,178
MacArthur	(2)	$50,195	$-
Nieves	(2)	$1,320	$-
Other properties	(2)	$615	$6,396

(1)	This amount has been capitalized and is included in share capital on the balance sheet

(2)	These amounts have been capitalized and are included in mineral properties on the balance sheet

These transactions were made in the normal course of operations and measured at the exchange amount, which is the amount of consideration established and agreed to by the Company and related parties. They are considered related party due the following relationships to the Company:

(a)	A private company controlled by directors or officers of the Company.
(b)	A director or officer of the Company.
(c)	An association of lawyers in which an officer of the Company is a member (resigned May 1, 2006).

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005

7.	Share Capital

(a)	Authorized

The Company has unlimited authorized, without par value, common shares.

(b)	Issued and Outstanding

	Number	Total	Contributed
	of shares		Surplus
Balance as at December 31, 2004	57,347,200	$12,672,761	$691,226
Issued for cash:
Private placements	6,500,000	2,275,000	-
Exercised share purchase warrants	1,400,000	210,000	-
Exercised stock options	75,000	9,350	-
Total issued for cash	7,975,000	2,494,350	-
Issued for mineral property acquisitions	200,000	76,000	-
Fair value of stock options exercised	-	8,070	(8,070)
Stock based compensation	-	-	330,842
Subtotal before share issue costs	8,175,000	2,578,420	322,772
Share issue costs	-	(78,206)	-
Balance as at December 31, 2005	65,522,200	15,172,975	1,013,998
Issued for cash:
Private Placement	5,247,855	9,183,746	-
Exercised share purchase warrants	3,814,281	1,907,141	-
Exercised stock options	2,829,000	675,030	-
Total issued for cash	11,891,136	11,765,917	-
Issued for mineral property acquisitions	400,000	606,000	-
Issued for brokerage fees	291,484	510,097	-
Fair value of stock options exercised	-	349,445	(349,445)
Stock based compensation	-	-	3,045,004
Subtotal before share issue costs	12,582,620	13,231,459	2,695,559
Share issue costs	-	(543,376)	-
Balance as at December 31, 2006	78,104,820	$27,861,058	$3,709,557

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005

7.	Share Capital, continued

(c)	Private Placements

During the year ended December 31, 2006, the Company issued 5,247,855 units at a price of $1.75 per unit for gross proceeds of $9,183,746. Each unit consisted of one common share and one-half of one share purchase warrant, each whole warrant entitling the holder to purchase an additional common share at a price of $2.25 until expiry on June 21, 2008. The Company incurred net share issuance costs of $502,596, including 291,484 shares were issued for finders’ fees valued at $510,097, resulting in net proceeds of $8,685,262 from the private placement.

During the year ended December 31, 2005, the Company issued 6,500,000 units at a price of $0.35 per unit for gross proceeds of $2,275,000. Each unit consisted of one common share and one-half of one share purchase warrant, each whole warrant entitling the holder to purchase an additional common share at a price of $0.50 until expiry on September 27, 2007. Additional share purchase warrants were issued by the Company as finders’ fees entitling the holder to purchase an aggregate 564,280 common shares at a price of $0.50 per share until expiry on September 27, 2007. The Company incurred net share issuance costs of $78,206.

(d)	Shares Issued for Mineral Property

During the year ended December 31, 2006, the Company issued 400,000 common shares for value at $606,000.

(i)	200,000 common shares value at $1.50 per share, $300,000 in total, pursuant to the terms of the uranium properties agreement (Note 5 (e)).

(ii)	200,000 common shares value at $1.53 per share, $306,000 in total, pursuant to the acquisition of three mineral concessions in Mexico (Note 5 (g)).

During the year ended December 31, 2005, the Company issued 200,000 common shares value at $0.38 per share, $76,000 in total, pursuant to the terms of the uranium properties agreement (Note 5 (e)).

(e)	Share Purchase Warrants

A summary of the Company’s share purchase warrant transactions for the years ended December 31, 2006 and 2005 is as follows:

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005

7.	Share Capital, continued

(e)	Share Purchase Warrants, continued

Exercise	Expiry	Balance	Warrants	Cancelled	Warrants	Balance
Price	Date	Dec. 31, 2005	Issued	or Expired	Exercised	Dec. 31, 2006

$0.66	January 20, 2006	120,000	-	120,000	-	-
$0.50	September 27, 2007	3,250,000		-	3,250,000	-
$0.50	September 27, 2007	564,281		-	564,281	-
$2.25	June 21, 2008	-	2,623,928	-	-	2,623,928

		3,934,281	2,623,928	120,000	3,814,281	2,623,928

Weighted average exercise price		$0.50	$2.25	$0.66	$0.50	$2.25

Exercise	Expiry	Balance	Warrants	Cancelled	Warrants	Balance
Price	Date	Dec. 31, 2004	Issued	or Expired	Exercised	Dec. 31, 2005

$0.15	March 3, 2005	1,400,000	-	-	1,400,000	-
$0.66	January 20, 2006	120,000	-	-	-	120,000
$0.50	September 27, 2007	-	3,250,000	-	-	3,250,000
$0.50	September 27, 2007	-	564,281	-	-	564,281

		1,520,000	3,814,281	-	1,400,000	3,934,281

Weighted average exercise price		$0.19	$0.50	$0.00	$0.15	$0.50

(f)	Stock Options

As at December 31, 2006 and 2005, the Company had a stock option plan (the “Plan”), allowing for the reservation of common shares issuable under the Plan to a maximum 10% of the number of issued and outstanding common shares of the Company at any given time. The term of any stock option granted under the Plan may not exceed five years and the exercise price may not be less than the closing price of the Company’s shares on the last business day immediately preceding the date of grant, less any permitted discount. On an annual basis, the Plan requires approval by the Company’s shareholders and submission for regulatory review and acceptance.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005

7.	Share Capital, continued

(f)	Stock Options, continued

The purpose of the Plan is to provide directors, officers, key employees and certain other persons who provided services to the Company and its subsidiaries with an increased incentive to contribute to the future success and prosperity of the Company.

As at December 31, 2006, 5,233,250 of the options outstanding were vested and exercisable and all were vested and exercisable as at December 31, 2005. Transactions for the years ended December 31, 2006 and 2005 are as follows:

Exercise	Expiry	Balance	Options	Options	Options	Balance
Price	Date	Dec. 31, 2005	Granted	Cancelled/Expired	Exercised	Dec. 31, 2006

$0.15	February 8, 2006	50,000	-	-	50,000	-
$0.15	May 7, 2006	55,000	-	-	55,000	-
$0.12	June 8, 2006	515,000	-	-	515,000	-
$0.19	September 27, 2006	490,000	-	-	490,000	-
$0.12	January 10, 2008	1,591,000	-	-	654,000	937,000
$0.25	October 2, 2008	75,000	-	-	25,000	50,000
$0.34	December 8, 2008	195,000	-	-	105,000	90,000
$0.65	March 2, 2009	100,000	-	100,000	-	-
$0.62	March 25, 2009	800,000	-	-	210,000	590,000
$0.35	August 9, 2010	1,575,000	-	-	725,000	850,000
$0.40	January 9, 2011	-	200,000	-	-	200,000
$1.04	March 27, 2011	-	125,000	-	-	125,000
$1.00	May 19, 2011	-	75,000	-	-	75,000
$1.12	June 12, 2011	-	100,000	-	-	100,000
$1.55	July 28, 2011	-	2,110,000	-	-	2,110,000
$1.55	August 23, 2011	-	100,000	-	-	100,000
$1.50	September 25, 2011	-	100,000	-	-	100,000
$2.05	December 18, 2011	-	100,000	-	-	100,000

		5,446,000	2,910,000	100,000	2,829,000	5,427,000

Weighted average exercise price		$0.29	$1.44	$0.65	$0.24	$0.92

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005

7.	Share Capital, continued

(f)	Stock Options, continued

Exercise	Expiry	Balance	Options	Options	Options	Balance
Price	Date	Dec. 31, 2004	Granted	Cancelled/Expired	Exercised	Dec. 31, 2005

$0.15	February 8, 2006	50,000	-	-	-	50,000
$0.15	May 7, 2006	55,000	-	-	-	55,000
$0.12	June 8, 2006	525,000	-	-	10,000	515,000
$0.19	September 27, 2006	495,000	-	-	5,000	490,000
$0.12	January 10, 2008	1,651,000	-	-	60,000	1,591,000
$0.25	October 2, 2008	75,000	-	-	-	75,000
$0.34	December 8, 2008	225,000	-	30,000	-	195,000
$0.65	March 2, 2009	100,000	-	-	-	100,000
$0.62	March 25, 2009	815,000	-	15,000	-	800,000
$0.35	August 9, 2010	-	1,650,000	75,000	-	1,575,000

		3,991,000	1,650,000	120,000	75,000	5,446,000

Weighted average exercise price		$0.26	$0.35	$0.38	$0.12	$0.29

(g)	Value Assigned to Stock Options

The fair value of stock options granted using the Black-Scholes option pricing model was calculated with the following weighted average assumptions:

	2006	2005

Risk-free interest rate	4.02%	2.98%
Expected Share price volatility	121.60%	101.97%
Expected option life in years	3.5	2.0
Expected dividend yield	0%	0%

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005

7.	Share Capital, continued

(g)	Value Assigned to Stock Options, continued

The total calculated fair value of options expensed during the year ended December 31, 2006 was $3,045,004 (2005: $330,842) and are included in the statement of operations as follows:

	2006		2005
	Number	Stock-based	Number	Stock-based
	of Options	Compensation	of Options	Compensation

Consulting	1,315,000	$ 1,476,044	300,000	$ 63,018
Directors' and officers' fees	725,000	749,697	950,000	199,555
Wages and benefits	870,000	819,263	325,000	68,269

Total	2,910,000	$ 3,045,004	1,575,000	$ 330,842

8.	Income Taxes

The Company has approximately $3,620,000 (2005: $2,930,000) of resource deductions that have no expiry dates and are available, subject to certain restrictions, to reduce future taxable income in Canada. The Company also has the following non-capital losses available to reduce future taxable income in Canada, which expire as follows:

2006

2007	$210,000
2008	349,000
2009	235,000
2010	228,000
2014	284,000
2015	360,000
2026	698,000

$2,364,000

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005

8.	Income Taxes, continued

The future benefits of these losses and deductions have not been recorded in the accounts. A reconciliation of income tax provision computed at statutory rates to the reported income tax provision is provided as follows:

	2006	2005

Loss before income taxes	$(3,830,534)	$(788,060)

Income tax rate	34.12%	34.12%
Income tax benefit computed at Canadian statutory rates	$1,306,978	$268,886
Foreign tax rates different from statutory rates	(1,946)	(5,702)
Permanent differences	(1,039,788)	(113,337)
Temporary difference	(2,347)	5,679
Unrecognized tax losses	(262,897)	(155,526)

	$-	$-

Significant components of the Company’s future income tax assets, after applying enacted corporate income tax rates, are as follows:

	2006	2005
Future income tax assets
Temporary differences on assets	$(410,114)	$291,826
Non-capital losses carried forward	806,499	625,633
	396,385	917,459
Valuation allowance for future income tax assets	(396,385)	(917,459)
Future income tax assets, net	$-	$-

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005

9.	Segmented Information

The Company‘s non-current assets are distributed by geographic location as follows:

		2006				2005
	Equipment	Mineral	Reclamation	Total	Equipment	Mineral	Reclamation	Total
		Properties	Bond			Properties	Bond

Canada	$24,997	$-	$-	$24,997	$-	$-	$-	$-
Mexico	25,488	2,785,632	-	2,811,120	33,600	1,700,458	-	1,734,058
U.S.A.	1,089	5,070,200	79,898	5,151,187	-	2,056,425	39,061	2,095,486

	$51,574	$7,855,832	$79,898	$7,987,304	$33,600	$3,756,883	$39,061	$3,829,544

10.	Supplemental Cash Flow Information.

	2006	2005

Cash Items
Interest received	$70,999	$34,470
Share issue costs	$61,524	$-
Non-Cash Items
Accrued interest	$14,989	$-
Financing Activities
Non-cash share issue costs	$482,154	$-
Shares issued for mineral property	$606,000	$76,000
Shares issued for finders fees	$510,097	$-

11.	Subsequent Events

The following occurred subsequent to December 31, 2006:

(a)	115,000 stock options were exercised for gross proceeds of $78,600 with an average price of $0.68 per share.

(b)	75,000 stock options were issued with an exercise price of $2.65 and an expiry date of January 11, 2012.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005

11.	Subsequent Events, continued

(c)

The Company entered into a sale and purchase agreement dated January 16, 2007, with Charles Gary Clifton and North Exploration LLC, in respect to the purchase of the mining claims known as the Pit Claim in Lyon County, Nevada. Pursuant to this agreement, the Company’s commitments are as follows:

(i)	US $43,750 on or before January 16, 2007 (Paid).
(ii)	US $43,750 on or before April 16, 2007.
(iii)	US $43,750 on or before July 16, 2007.
(iv)	US $43,750 on or before October 16, 2007.
(v)	US $43,750 on or before January 16, 2008.
(vi)	US $43,750 on or before April 16, 2008.
(vii)	US $43,750 on or before July 16, 2008.
(viii)	US $43,750 on or before October 16, 2008.

(d)

Under an amendment dated January 17, 2007 to the original agreement made October 2005 between the Company and North Exploration LLC a US $350,000 deduction will be made from the final payments, as the Company has paid this amount to Charles Gary Clifton in advance.

(e)

Subject to regulatory approval the Company entered into a service agreement dated January 30, 2007, with a consultant to provide financial and advisory services. Under this agreement, the Company’s commitment is to pay a retainer of $15,000 per month starting February 1, 2007. $7,500 paid by cash and $7,500 by the issuance of common shares in the Company at the market price of the Company’s shares on the date of issuance.

(f)	The option agreements for the Arc and Brown Claims, in the Skeena Mining District were terminated in accordance with their terms and the 100% interest reverted back to the Company See Note 5 (g).

(g)	The following agreements were implemented as at January 1, 2007:

(i)	The employment agreement of the VP of Exploration was renewed.
(ii)	The management agreement with a related party was renewed.
(iii)	A long term employment agreement for the President and Chief Executive Officer of the Company.